JPMORGAN CHASE & CO.

October 2012
Pricing Sheet dated October 31, 2012 to
Preliminary Terms No. 13 dated October 4, 2012
Registration Statement No. 333-177923
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

ELKS® Based on the Common Stock of Hewlett-Packard Company due May 3, 2013
Equity LinKed Securities ("ELKS®")

PRICING TERMS – October 31, 2012	
Issuer:	JPMorgan Chase & Co.
Aggregate principal amount:	$4,154,800
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS
Pricing date:	October 31, 2012
Original issue date:	November 5, 2012 (3 business days after the pricing date)
Maturity date:	May 3, 2013, subject to postponement for certain market disruption events and as described under "Description of Notes — Postponement of a Payment Date" in the accompanying product supplement no. MS-6-I
Underlying equity:	Common stock of Hewlett-Packard Company
Underlying equity issuer:	Hewlett-Packard Company
Coupon:	9.50% per annum (equivalent to 4.75% per ELKS for the term of the ELKS), payable at a rate of 0.79167% per month.
Coupon payment dates:	Monthly, on the 3rd of each month, beginning on December 3, 2012
Payment at maturity (per ELKS):	• If the closing price of one share of the underlying equity **is above** the downside threshold price **on the valuation date**, then you will receive an amount in cash equal to $10 per ELKS; or • If the closing price of one share of the underlying equity **is at or below** the downside threshold price **on the valuation date**, then you will receive the cash value or, if we so elect, shares of the underlying equity in exchange for each ELKS in an amount equal to the equity ratio per ELKS. *The cash value or the value of those shares of the underlying equity, as applicable, will be significantly less than the stated principal amount of the ELKS and may be zero.*
Initial equity price:	$13.85, which is the closing price of one share of the underlying equity on the pricing date *divided* by the stock adjustment factor
Stock adjustment factor:	1.0 on the pricing date, subject to adjustment in the event of certain corporate events affecting the underlying equity
Downside threshold price:	$10.3875, which is equal to 75% of the initial equity price, subject to adjustment in the event of certain corporate events affecting the underlying equity
Cash value:	The amount in cash equal to the product of (a) $10 *divided* by the initial equity price and (b) the closing price of one share of the underlying equity on the valuation date, subject to adjustment in the event of certain corporate events affecting the underlying equity
Equity ratio:	0.7220, which is $10 *divided by* the initial equity price, subject to adjustment in the event of certain corporate events affecting the underlying equity
Valuation date:	April 30, 2013, subject to adjustment for non-trading days and certain market disruption events, as described under "Description of Notes — Postponement of the Valuation Date" in the accompanying product supplement no. MS-6-I
CUSIP/ISIN:	48126E610/US48126E6106
Listing:	The ELKS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC ("JPMS")

Commissions and issue price:	Price to Public[(1)(2)]	Fees and Commissions[(2)(3)]	Proceeds to Issuer
Per ELKS	$10.00	$0.15	$9.85
Total	$4,154,800.00	$62,322.00	$4,092,478.00

(1) The price to the public includes the estimated cost of hedging our obligations under the ELKS through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on PS-19 of the accompanying product supplement no. MS-6-I.

(2) The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of ELKS purchased by that investor. The lowest price payable by an investor is $9.95 per ELKS. Please see "Syndicate Information" on page 12 of the accompanying preliminary terms for further details.

(3) JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $0.15 per $10 stated principal amount ELKS and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC. See "Underwriting (Conflicts of Interest)" beginning on page PS-39 of the accompanying product supplement no. MS-6-I.

The ELKS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering, related product supplement no. MS-6-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see "Additional Information About the ELKS" at the end of this document.

Preliminary terms no. 13 dated October 4, 2012: http://www.sec.gov/Archives/edgar/data/19617/000095010312005275/crt_dp33402-fwp.pdf
Product supplement no. MS-6-I dated October 3, 2012: http://www.sec.gov/Archives/edgar/data/19617/000089109212005770/e50132_424b2.htm
Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.

"ELKS" is a registered service mark of Citigroup Global Markets Inc. Used under license.